                            [Alston & Bird LLP Logo]

                               One Atlantic Center
                           1201 West Peachtree Street
                             Atlanta, GA 30309-3424


PAUL J. NOZICK        DIRECT DIAL: 404-881-7451       E-MAIL: PNOZICK@ALSTON.COM

                                November 18, 2005


Daniel F. Duchovny, Esq.
Attorney Advisor
Officer of Mergers & Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-3628

 Re:      National Housing Partnership Realty Fund Two
          Amended Schedule 13E-3
          File No. 005-54057
          Filed November 1, 2005

          Revised Preliminary Proxy Statement on Schedule 14A
          File  No. 000-14458
          Filed November 1, 2005



Dear Mr. Duchovny:

     In response to the letter dated November 14, 2005 from you to the undersigned ("SEC Comment Letter"), National Housing Partnership Realty Fund Two and its Affiliated Entities (the "Partnership") has filed today a revised Preliminary Proxy Statement on Schedule 14A ("14A Amendment No. 2"). Please note that in addition to the changes made in response to the staff's comments, the Partnership has also updated the financial information set forth in its filings to reflect the Partnership's Quarterly Report on Form 10-QSB for the period ending September 30, 2005, filed with the SEC on November 14, 2005.

     Set forth below is the Partnership's response to the SEC Comment Letter. The page numbers given in each Partnership response correspond to the clean copy of the 14A Amendment No. 2 filed herewith. We greatly appreciate your time and willingness to promptly review this filing.


                        [Responses are on Following Page]

Securities and Exchange
November 18, 2005
Page 2

SCHEDULE 14A

Summary

1.   Please disclose the substance of your response to comments 8 and 9.

     RESPONSE:

          o The Partnership has revised its disclosure (1) in the Letter to Limited Partners, (2) on pages iii, iv and 50 of the 14A Amendment No. 2 and (3) on the Consent of the Limited Partners Form to reflect the record date and/or the expiration date by which the Partnership expects to tabulate the consents to determine if the required approval of the Limited Partners has been obtained.

          o Additionally, the Partnership has revised its disclosure on pages 2 and 43 of the 14A Amendment No. 2 to include the information regarding the abandonment of units which was previously only disclosed supplementally to the staff in the Partnership's prior SEC Response Letter.


THE AMENDMENT, PAGE 31

2. We note that the amendment to section 5.3(b) of the partnership agreement adds a new clause (i) and the last sentence of the section. Please highlight the changes. Also, explain in the proxy statement why the last sentence of the new section is necessary and what effect it may have with respect to any other properties that the partnership currently owns or will own in the future.

     RESPONSE: In response to the staff's comments, the Partnership has highlighted the amendments to Section 5.3(b) both in narrative and through the use of bold font. Additionally, we have revised the disclosure language on pages 31-32 of the 14A Amendment No. 2 to explain the necessity of the language and its potential effect with respect to the sale of other properties of the Partnership, if any, which could be acquired in the future.

Securities and Exchange
November 18, 2005
Page 3

     As stated above, the Partnership would greatly appreciate your expediting the review of this letter and the 14A Amendment No. 2. The Partnership and counsel are available at your convenience to discuss any further questions or comments that you may have on this letter or the filing. Please call me at the number above or Tim Silvis of our firm at (404) 881-4951 if there is any way that we can facilitate your completion of your review.


                                                     Very truly yours,

                                                     /s/ Paul J. Nozick

                                                     Paul J. Nozick
TMS:edm

Enclosures

cc:      Lance Graber - Apartment Investment & Management Company
         Derek McCandless, Esq. - Apartment Investment & Management Company Martha L. Long - Apartment Investment & Management Company
         Gregory M. Chait, Esq. - Alston & Bird LLP
         Timothy Silvis, Esq. - Alston & Bird LLP